Exhibit 21.1

Subsidiaries of Innovex Downhole Solutions, Inc.

Entity	Jurisdiction of Organization
Alpha Oil Tools	Argentina
Innovex Brasil Ltda.	Brazil
Innovex Colombia S.A.S	Colombia
Innovex Downhole Solutions Mexico, S.A. de C.V.	Mexico
Innovex Saudi Arabia Oil Tools Limited	Saudi Arabia
Innovex SPC	Oman
Pride Energy Services, LLC	Texas
Rubicon Oilfield International AS	Norway
Rubicon Oilfield International Ltd.	British Virgin Islands
Rubicon Oilfield International S.A.S.	Argentina
Rubicon Oilfield International UK Ltd.	Scotland
Tercel APAC Holdings Ltd.	British Virgin Islands
Tercel ECAF Holdings Ltd.	British Virgin Islands
Tercel IP Ltd.	British Virgin Islands
Tercel MENA Holdings Ltd.	British Virgin Islands
Tercel NSAM Holdings Ltd.	British Virgin Islands
Tercel Oilfield Products USA, L.L.C.	Texas
Top-Co Inc.	Canada